March 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

	RE:	Chico’s FAS, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 21, 2012
File No. 001-16435

Dear Ms. Jenkins:

We are in receipt of the January 24, 2013 comment letter (the “Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s 2011 Form 10-K, as well as the Staff’s February 19, 2013 reply to our response to the Letter. We respectfully submit the following supplemental response to the comments reflected in the Letter and the reply.

For your convenience, we have repeated below the specific comment that the Staff made in the Letter in boldface type and have set forth the response of the Company immediately following the applicable comment.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations – Net Sales, page 21

1.	We note that comparable store sales include online sales. If online sales are material, please confirm to us that you will provide in future filings, separate disclosure of online sales for each period to provide a clearer picture of the drivers of your changes in sales.

Company’s response:

We have reviewed the Staff’s comments relating to our online sales and have considered the comments in relation to the requirements of Item 303(a)(3) of Regulation S-K, as well as the guidance set forth in Sections I. B. and III B. 1. of the Commission’s Interpretive Release No. 33-8350 (2003) relating to the content and focus of Management’s Discussion and Analysis (“MD&A”).

Initially, we would like to thank the Staff for taking the time to discuss this matter with us on March 7, 2013. We appreciate the robustness of the conversation and the frank exchange of ideas that occurred during that call. We believe that we better understand the Staff’s point of view and hope we provided the Staff with some insight into how we operate and manage the business.

As a result of our discussion with the Staff, we took several steps. First, we reviewed our draft 2012 Form 10-K with the new perspective gained from our discussion with the Staff and significantly enhanced our disclosures of our omni-channel approach to retailing. This enhanced disclosure, as set forth in our as-filed 2012 Form 10-K, is as follows:

We pursue the growth of the brands in our portfolio by building our omni-channel capabilities, which includes integrating our expanding store base (where and when appropriate) with our growing online presence, executing innovative marketing plans, effectively leveraging expenses, and optimizing the potential of each of our four brands. We have invested heavily in our omni-channel capabilities in order to allow customers to experience our brands, not a channel within our brands. In essence, we view our various sales channels as a single, integrated process rather than as separate sales channels operating independently. To that end, we often refer to our brands’ respective websites as “our largest store” within the brand.

Under this integrated omni-channel approach, we encourage our customers to take advantage of each of our sales channels in whatever way best fits their needs and we do not differentiate or promote any particular sales channel over another. Customers may shop our products through one channel and consummate the purchase through a different channel. Customers have the option to return merchandise to a store or to our Distribution Center regardless of the channel used for purchase. We believe this omni-channel approach meets our customers’ expectation, enhances the customer experience, contributes to the overall success of our brands, reflects that our customers do not differentiate between channels, and is consistent with how we have planned and managed our business for the last several years. As a result, we maintain a shared inventory platform for our operations, allowing us to fulfill orders for all channels from our Distribution Center in Winder, Georgia. We also fulfill in-store orders directly from other stores or our Distribution Center and offer online and catalog customers the option to return items in our stores.

We believe that this enhanced disclosure more clearly explains our omni-channel approach to retailing and provides the appropriate description of how we have managed the business for the last several years. While it is certainly true that some companies treat their online channel as a stand-alone business, we do not, and it is our experience that the omni-channel approach reflects the current reality in retail that the line between different sales channels has become irreversibly blurred and our shoppers do not differentiate between channels. We also believe that this omni-channel approach resonates with our investors. In our meetings with investors and potential investors, we are no longer asked to separate online sales from our comparable sales.

In addition to enhancing our current disclosures, we have spent significant time and effort developing new reports to determine the impact of online sales on the change in our total sales and our comparable sales calculations. Our analysis is ongoing, but we currently estimate that online sales accounted for approximately only 65 basis points of the 17.5% increase in total net sales for 2012 and only 140 basis points of the 15.3 % increase in fiscal 2011. We also estimate that online sales, excluding Boston Proper which is excluded from comparable sales, accounted for approximately 140 basis points of the 7.2% comparable sales increase in fiscal 2012 and 180 basis points of the 8.2% comparable sales increase in fiscal 2011. It is clear to us, therefore, that in fiscal 2012 and 2011, the primary driver of total sales and comparable sales are sales that occur in our stores. We expect online sales will have a similar effect on our annual comparable sales calculations in the future. If a material change in this trend occurs, we will, of course, disclose that change in future 10-K filings.

It is for these reasons that in order to provide a clearer picture of the drivers of our changes in total sales and comparable sales, in our 2012 Form 10-K MD&A we expanded our discussion to include information about the changes in the overall square footage of our brick and mortar locations. We will continue to include this discussion in future filings. This enhanced disclosure, as set forth in our as-filed 2012 Form 10-K, is as follows: “Net sales for fiscal 2012 were $2.581 billion, the highest in our history, an increase of 17.5% compared to $2.196 billion in fiscal 2011. This increase reflects comparable sales growth of 7.2%, square footage increase of 8.1%, reflecting 101 net new stores, incremental Boston Proper sales of $84.3 million and net sales attributable to the fifty-third week of approximately $38 million.” We believe this additional disclosure provides the reader with a clear picture of the drivers of our changes in total sales.

Finally, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4947.

Sincerely,

/s/ Pamela K Knous

Pamela K Knous

Executive Vice President,

Chief Financial Officer

cc:	Steve Lo